UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number 001-41180

Ermenegildo Zegna N.V.

(Translation of registrant’s name into English)

Viale Roma 99/100

13835 Valdilana loc. Trivero

Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The following exhibit is furnished herewith:

Exhibit 99.1	Press Release, dated May 25, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: May 25, 2022	ERMENEGILDO ZEGNA N.V.

	By:	/s/ Gianluca Ambrogio Tagliabue
Name: Gianluca Ambrogio Tagliabue
Title: Chief Operating Officer and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	Press Release, dated May 25, 2022.